100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE 2017-06

PolyMet Project Update at Shareholders' Meeting
Shareholders Elect Two Veteran Copper Mining Executives to Nine-Member Board

St. Paul, Minn., July 20, 2017 – PolyMet Mining Corp. ("PolyMet" or the "Company") TSX: POM; NYSE MKT: PLM – is pleased to report 67.28% of the eligible shares were represented at its Annual General Meeting of Shareholders held on July 19, 2017 in Toronto, Ontario, and all motions put forward by the Company were passed at the meeting.
The number of directors of the Company was fixed at nine and the following persons were elected as directors of the Company to hold office until the next annual general meeting.  The voting results are shown below:
Director	Votes For	% For	Votes Withheld	% Withheld
Dennis Bartlett	131,266,736	98.76	1,639,571	1.23
Jonathan Cherry	131,366,346	98.84	1,539,961	1.15
Mike Ciricillo	131,241,593	98.74	1,664,714	1.25
Dr. David Dreisinger	131,241,767	98.74	1,664,540	1.25
W. Ian L. Forrest	131,028,838	98.58	1,877,469	1.41
Helen Harper	131,183,701	98.70	1,722,606	1.29
Alan R. Hodnik	131,595,192	99.01	1,311,115	0.98
Stephen Rowland	126,709,522	95.33	6,196,785	4.66
Michael M. Sill	131,401,315	98.86	1,504,992	1.13

Joining the PolyMet board are veteran copper mining executives Dennis Bartlett and Mike Ciricillo.
Mr. Bartlett is executive director and a founding partner in Cupric Canyon Capital, a private company that is developing a large copper mine in Botswana. His mining career spans more than 40 years, where he began as a mining engineer for Phelps Dodge Mining Company in 1977. He served in various planning, operations, construction, start-up and leadership capacities at large copper mining operations in Chile, Peru, New Mexico and Arizona, eventually leading all of the company's North and South American mining operations as senior vice president, mining operations. He later served as senior vice president, development, for Phelps Dodge and, subsequently, Freeport-McMoRan Mining Company. He had instrumental leadership roles in the expansion of the Cerro Verde copper mine in Peru, construction of a new copper mine in Safford, Arizona, and initial development of the Tenke Fungarume copper mine in Africa. Mr. Bartlett holds a bachelor's degree in mining engineering from the University of Arizona and a Master of Business Administration from Western New Mexico University.

Mr. Ciricillo began his career at INCO Ltd in Ontario Canada, later joining Phelps Dodge Mining Company, which was subsequently acquired by Freeport-McMoRan, where he served in various operations positions of increasing responsibility in the U.S., Chile, The Netherlands and Democratic Republic of Congo. He served as director of project development (Africa), general manager of Miami Operations (Arizona), and president of Freeport McMoRan Africa before joining Glencore in 2014 as head of copper operations in Peru. He is currently responsible for Glencore's copper smelting and refining operations. Mr. Ciricillo holds a bachelor of engineering degree from McGill University (Quebec, Canada) and an MBA from Western New Mexico University.
"Dennis and Mike bring a level and depth of mining knowledge and experience to the PolyMet board that is without parallel," said Jon Cherry, president and CEO. "They have operated and had executive oversight over some of the largest and most successful mining and processing operations in the world. They will be a tremendous asset as we navigate through financing, the final stages of permitting, then construction and operations of the mine."
In other board action, PricewaterhouseCoopers LLP was re-appointed as auditors of the Company and the board is authorized to fix the remuneration to be paid to the auditors.
Following the meeting, Mr. Cherry gave a presentation on achievements of the past year and goals for the future.  Key achievements include:

●	All permit applications submitted as of November 2016 and subsequently are under review by the reviewing agencies;
●	The U.S. Forest Service issued its Final Record of Decision on the NorthMet Project and Land Exchange in January 2017;
●	All six draft permits (major) for water appropriations and both dam safety permits completed local units of government and tribal review in May and June, respectively;
●	Significant progress continues to be made on draft permits with the Minnesota Department of Natural Resources and Pollution Control Agency;
●	Project engineering work continues to progress commensurate with permitting.

Key objectives include completing the land exchange via administrative or Congressional process before the end of 2017; seeing draft permits out for public comment in late summer and continuing into fall with final permit decisions beginning in late 2017 and continuing through early 2018; updating the Definitive Feasibility Study and 43-101 technical report consistent with draft and final permits; advancing engineering on long-lead items to prepare for order placement; and, beginning plant rehabilitation work as allowed by permit.
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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota.  Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications.  NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Annual Information Form for the fiscal year ended January 31, 2017 and in other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including the Company's Form 6-K providing information with respect to operations for the three months ended April 30, 2017,  for a discussion of some of the risk factors and other considerations underlying forward-looking statements.  The Annual Information Form contains the Company's mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.